April 16, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nuveen Insured Municipal Opportunity Fund, Inc. Registration Statement on Form N-14 8C (File No. 333-157991)
Ladies and Gentlemen:
          Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for Pre-Effective Amendment No. 1. to the Registration Statement on Form N-14 8C referenced above be accelerated so that it will become effective as of April 17, 2009 or as soon thereafter as practicable.
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                            Sincerely,

NUVEEN INSURED MUNICIPAL OPPORTUNITY FUND, INC.		NUVEEN INVESTMENTS, LLC

By:	/s/ Kevin J. McCarthy	By:	/s/ Kevin J. McCarthy

Name:	Kevin J. McCarthy	Name:	Kevin J. McCarthy
Title:	Vice President and Secretary	Title:	Managing Director